Filed by Independence Community Bank Corp.
Pursuant to Rule 425 Under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Staten Island Bancorp, Inc.
Commission File No.: 1-13503

     Statements contained in this news release which are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors.

     Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should”, and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of ICBC and SIB, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of ICBC and SIB may not be combined successfully, or such combination may take longer to accomplish than expected; (2) the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of either ICBC or SIB may fail to approve the merger; (6) competitive factors which could affect net interest income and non-interest income, general economic conditions which could affect the volume of loan originations, deposit flows and real estate values; (7) the levels of non-interest income and the amount of loan losses as well as other factors discussed in the document filed by ICBC and SIB with the Securities and Exchange Commission from time to time. Neither ICBC nor SIB undertakes any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

     This filing may be deemed to be solicitation material in respect of the proposed merger of ICBC and SIB. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. STOCKHOLDERS OF ICBC AND STOCKHOLDERS OF SIB ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION

STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of ICBC and stockholders of SIB. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Independence Community Bank Corp., 195 Montague Street, Brooklyn, New York 11201, Attention: Investor Relations, or from Staten Island Bancorp, Inc., 1535 Richmond Avenue, Staten Island, New York 10314, Attention: Investor Relations.

     ICBC, SIB and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding ICBC’s directors and executive officers is available in ICBC’s proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on April 25, 2003, and information regarding SIB’s directors and executive officers is available in SIB’s proxy statement for its 2003 annual meeting of stockholders, which was filed on April 7, 2003. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

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     The following slides were used in connection with a joint conference call and webcast hosted by Independence Community Bank Corp. and Staten Island Bancorp, Inc. on November 25, 2003:

A Complementary Partnership

Disclaimer Statements contained in this news release that are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors. Words such as "expect", "feel", "believe", "will", "may", "anticipate", "plan", "estimate", "intend", "should", and similar expressions are intended to identify forward- looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. These statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of ICBC and SIB. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of ICBC and SIB may not be combined successfully, or the combination may take longer to accomplish than expected; (2) the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of either ICBC or SIB may fail to approve the merger; (6) competitive factors which could affect net interest income and non-interest income, general economic conditions which could affect the volume of loan originations, deposit flows and real estate values; (7) the levels of non-interest income and the amount of loan losses as well as other factors discussed in the documents filed by ICBC and SIB with the Securities and Exchange Commission from time to time. Neither ICBC nor SIB undertakes any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made. This document may be deemed to be solicitation material in respect of the proposed merger of ICBC and SIB. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. STOCKHOLDERS OF ICBC AND STOCKHOLDERS OF SIB ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of ICBC and stockholders of SIB. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from Independence Community Bank Corp., 195 Montague Street, Brooklyn, New York 11201, Attention: Investor Relations, or from Staten Island Bancorp, Inc., 1535 Richmond Avenue, Staten Island, New York 10314, Attention: Investor Relations. ICBC, SIB and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding ICBC's directors and executive officers is available in ICBC's proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on April 25, 2003, and information regarding SIB's directors and executive officers is available in SIB's proxy statement for its 2003 annual meeting of stockholders, which was filed on April 7, 2003. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. - 1 -

Strategic Rationale for Merger Creates a $17 billion community bank Pro forma market capitalization of $3.3 billion (1) Loans of $9.0 billon - 60% commercial Deposits of $9.0 billion - 70% core Complementary strengths Independence's peer group-leading asset generation capabilities SI Bank & Trust's strong core deposit funding Expands geographic presence Adds $2.3 billion of deposits on Staten Island (2) Creates $2.2 billion deposit franchise in New Jersey (3) Source: Company reports. (1) Combined market capitalization as of November 21, 2003. (2) Source: Company reports as of September 30, 2003. (3) Source: SNL Financial as of June 30, 2003. - 2 -

Strategic Rationale for Merger (cont'd) Financially attractive Immediately accretive 8% accretive to GAAP EPS in 2005, excluding purchase accounting adjustments Complementary franchises provide opportunities for cost savings and revenue enhancements 40% of SI Bank & Trust's expenses Back-office/administration consolidation drives cost saves Revenue enhancements identified; none assumed Sale of majority of SIB Mortgage to Lehman Brothers Creates significant opportunity for shareholder value creation - 3 -

Summary of Significant Terms (1) Based on ICBC closing price for Friday, November 21, 2003. (2) Based on 61.7 million fully-diluted SIB shares outstanding. - 4 -

Summary of Significant Terms (cont'd) - 5 -

Source: SNL Financial. Branch count as of November 21, 2003. Deposit data is as of June 30, 2003. Pro forma for pending acquisitions/divestitures. Note: Branches marked with a " " scheduled in 2003. Balanced Geographic Presence Pro Forma Branch Franchise Independence Community Bank SI Bank & Trust (Dollars in thousands) - 6 -

Combines Leading Asset Generation Capability With Strong Core Deposit Funding ICBC Multi-Family Originations SIB Deposit Growth ICBC Portfolio Fannie Mae 12/1/2001 379 597 12/2/2002 506 1166 Sep-03 * 558 1435 $976 $1,672 $1,993 12/31/2001 2901 12/31/2002 3464 9/30/2003 3856 33% 104% * For the nine months ended. - 7 - (Dollars in millions)

Diverse Loan Composition Multi-family 0.48 1-4's & Co-op 0.16 Commercial RE 0.17 C&I 0.1 Warehouse lines 0.06 Consumer 0.03 Consumer C&I Commercial Real Estate 1-4's & Co-op Multi-Family CDs 0.27 Savings 0.32 MMA 0.23 Demand 0.07 1-4's & Co-op Commercial Real Estate Multi-family September 30, 2001 - ICBC Total Loans: $5.6 Billion Total Loans: $5.6 Billion September 30, 2003 - ICBC Pro Forma - ICBC/SIB Total Loans: $9.0 Billion Warehouse Lines Multi-family 0.43 1-4's & Co-op 0.06 Commercial RE 0.25 C&I 0.1 Warehouse lines 0.11 Consumer 0.05 Consumer C&I Commercial Real Estate 1-4's & Co-op Multi-Family Warehouse Lines C&I Consumer Warehouse Lines - 8 -

Weighted Average Cost = 1.13% Core Deposits = 71% Weighted Average Cost = 0.94% Core Deposits = 72% Weighted Average Cost = 3.14% Core Deposits = 57% Increasing, Low Cost Deposit Base CDs 0.43 Savings 0.28 MMA 0.12 Non-interest bearing demand 0.09 Interest bearing demand 0.08 Interest bearing demand Non-interest bearing demand MMA Savings CDs CDs 0.28 Savings 0.31 MMA 0.15 Non-interest bearing demand 0.13 Interest bearing demand 0.13 Interest bearing demand Non-interest bearing demand MMA Savings CDs CDs 0.29 Savings 0.3 MMA 0.19 Demand 0.22 Other Core 0 Demand MMA Savings CDs September 30, 2001 - ICBC Total Deposits: $4.8 Billion Total Deposits: $5.2 Billion September 30, 2003 - ICBC Pro Forma - ICBC/SIB Total Deposits: $9.0 Billion - 9 -

Projected Earnings Exiting the mortgage business will provide more stability to the SI Bank & Trust earnings ICBC will drive earnings growth Replace securities and mortgages with multi-family and commercial loans Greater focus on generating commercial deposits (Dollars in millions) - 10 -

Pro Forma Assumptions Approximately 75% stock, 25% cash Cost savings of 40% of SI Bank & Trust's annualized expense base No revenue enhancements Deposit repricing of 50bps on SI Bank & Trust's interest-bearing deposits, net of 5% deposit run-off Estimated one time after-tax restructuring charge of $60 million associated with severance payments, consolidation and exit from mortgage business Deposit intangibles represent 3% of core deposits amortized straight line over 7 years 4.25% cost of cash Transaction closes on June 30, 2004 - 11 -

Pro Forma Income Statement (Dollars in millions) (1) Assumes transaction closes June 30, 2004. (2) Based on First Call estimates as of November 21, 2003. (3) Analysis excludes mark-to-market purchase accounting adjustments. Based on current market prices, the accretion would be 6% in 2004 and 11% in 2005 if current purchase accounting marks are included. - 12 -

Cost Saving Assumptions Assumes cost savings of 40% of SI Bank & Trust's annualized nine months ended non-interest expense base, 75% phased in during 2004, 100% in 2005 (Dollars in millions) - 13 -

Note: Projected balance sheet data as of June 30, 2004. Assumes approximately 75% stock, 25% cash transaction with $23.88 offer value. Assumes no incremental share buybacks (1) Assumes after-tax restructuring charge of $60 million. Pro Forma Balance Sheet Estimated at 06/30/04 (Dollars in millions) - 14 -

Transaction Structure Fosters ICBC Business Model Grow business & commercial real estate lending portfolio by 5% - 10% per year Increase low cost core deposits to 75% of deposit base (pro forma 71%) Increase non-interest income to 30% of revenues (pro forma 27%) Maintain efficiency ratio of approximately 45% while investing in infrastructure (people, products, delivery channels) (pro forma 41%) Acquisitions which are accretive to earnings Result...earnings per share growth of 10% - 15% year over year ICBC Results are Driven by Top Line Growth, Not Financial Engineering - 15 -

Summary Complementary strengths Accretive to earnings Great cultural fit Low transaction risk Combination creates shareholder value for both institutions - 16 -